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                                                 File No. 70-____

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                            FORM U-1

                   APPLICATION OR DECLARATION

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                    Monongahela Power Company
                    1310 Fairmont Avenue
                    Fairmont, WV  26554

                    The Potomac Edison Company
                    10435 Downsville Pike
                    Hagerstown, MD  21740-1766

                    West Penn Power Company
                    800 Cabin Hill Drive
                    Greensburg, PA  15601


(Name of company or companies filing this statement and addresses of principal executive offices)


                         Allegheny Energy, Inc.



(Name of top registered holding company parent of each applicant or declarant)

                         Thomas K. Henderson, Esq.
                         Vice President
                         Allegheny Energy, Inc.
                         10435 Downsville Pike
                         Hagerstown, MD 21740



(Name and address of agent for service)


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Item No. 1.    Description of Proposed Transaction



     The proposed transactions involve the issuance of notes

by Monongahela Power Company ("Monongahela"), The Potomac

Edison Company ("Potomac Edison"), and West Penn Power

Company ("West Penn") (collectively, the "Companies") to

support the contemporaneous issuance of pollution control

revenue bonds by The County Commission of Pleasants County,

West Virginia (the "County Commission").  The proceeds from

the bonds will be used to effect the redemption of presently outstanding pollution control revenue bonds, all of which

are Series A Bonds issued by the County Commission in 1977

in the following amounts and with the following interest

rates: (i) $45,000,000 principal amount Pollution Control

Revenue Bonds (West Penn Power Company Pleasants Power

Station Project), 1977 Series A; 6 1/8%; (ii) $30,000,000

principal amount Pollution Control Revenue Bonds (The

Potomac Edison Company Pleasants Power Station Project),

1977 Series A, 6.3%; (iii) $14,500,000 principal amount

Pollution Control Revenue Bonds (Monongahela Power Company

Pleasants Power Station Project), 1977 Series A, 6 3/8% ;

and (iv) $3,000,000 principal amount Pollution Control

Revenue Bonds (Monongahela Power Company Pleasants Power

Station Project), 1977 Series A, 6 3/8% (collectively, the

"Series A Bonds").  Due to the change in interest rates

since the time that the Series A Bonds were originally

issued, the County Commission proposes to refund all Series

A Bonds by issuing one new series of pollution control

revenue bonds for each of the Companies (collectively, the

"Series D Bonds") at a lower interest rate.  The Companies

request authority from the Securities and Exchange

Commission ("Commission") to enter into new long-term

promissory notes insofar as the terms and conditions of the

long-term bonds to be issued by the County Commission affect the payments to be made by the Companies under

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the current long-term promissory notes presently outstanding.  The presently outstanding Series A notes will be canceled and

new notes will be entered into to reflect the new terms.



          A.   Background



          On November 1, 1977,  the Commission authorized

Monongahela, Potomac Edison and West Penn to issue notes in

connection with the tax exempt financing by the County

Commission of certain air and water pollution control

equipment and facilities at the Companies'  Pleasants Power

Station located in Pleasants County, West Virginia (the

"Pleasants Station").  (HCAR 20604.)   The Pleasants Station

is jointly owned by Monongahela, Potomac  Edison and West

Penn in the following undivided percentages:  Monongahela

25%, Potomac Edison 30% and West Penn 45%.  In 1978 and 1979

(HCAR Nos. 20672 and 20925), the Commission authorized

Monongahela, Potomac Edison and West Penn to issue notes

aggregating $77,500,000 (the "Series B Notes"),

corresponding to the Series B Pollution Control Revenue

Bonds issued by the County Commission.  The Companies

entered into the second phase of a financing plan to provide additional money for the installation of pollution control

equipment and facilities at the Pleasants Station.  The

pollution control equipment and facilities at the Pleasants

Station (Facilities) included (i) electrostatic

precipitators for the removal of particulates from flue

gases, together with related fly ash handling and storage

facilities, (ii) wet scrubber systems for removal of sulfur

dioxide from flue gases, (iii) a lime unloading, handling

and feed system related to the scrubbers, (iv) a slurry

dewatering system and a sludge processing and disposal

system to treat and dispose of the sludge from the

scrubbers, (v) a portion of the cooling towers and related

facilities, (vi) waste water treatment facilities, (vii) a

sewage treatment plant, and (viii) facilities for the

removal and disposition

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 of solid wastes, principally fly ash and bottom ash, and

 associated equipment and certain real estate.  The Facilities have been completed.



     On May 11, 1994, the Companies were authorized to issue

new pollution control revenue notes (the "Series C Notes")

aggregating $77,500,000.  (HCAR 26051.)  The County

Commission issued its  Series C Pollution Control Revenue

Bonds, the proceeds of which were used to redeem its Series

B Pollution Control Revenue Bonds .  (HCAR 26051).  The

Series B Notes were canceled as part of this transaction.



          B.   Requested Authorization

          The County Commission proposes to issue

$92,500,000 aggregate principal amount in three new series

of long-term bonds (each series to be designated as "Series

D Bonds", collectively hereinafter referred to as the

"Series D Bonds"), the proceeds of which will be used to

refund the County Commission's Series A Bonds presently

outstanding.

          Monongahela, Potomac Edison and West Penn request

authority through December 31, 2002 to enter into the

proposed transaction and to issue new promissory notes which will be substituted for and replace the promissory notes

presently outstanding.  The presently outstanding notes will be canceled.  The Series D Bonds will be issued under a

supplemental trust indenture with a corporate trustee,

approved by the Companies, and sold at such time, at such

interest rate and for such price as shall be approved by the

Companies.  However, the interest rate for each series of

Series D Bonds will not exceed the interest rate of the

corresponding series of Series A Bonds presently

outstanding.  The timing of the financing will depend upon a subjective determination by the Companies of market

conditions.  The Series D Bonds will mature no later than

the year 2020.

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          Each Company will deliver concurrently with the

issuance of the Series D Bonds, its non-negotiable Pollution

Control Note (collectively, the "Notes") corresponding to

such series of Bonds in respect of principal amount,

interest rate and redemption provisions (which may include a special right of the holder to require the redemption or

repurchase of the Bond at stated intervals) and having

installments of principal corresponding to any mandatory

sinking fund payments and stated maturities.  The Notes will be secured by a second lien on the Facilities and certain

other properties, pursuant to the Deed of Trust and Security

Agreement dated November 1, 1977, as supplemented by a First

Supplement thereto dated August 1, 1978 as to West Penn and

Potomac Edison and a First Supplemental thereto dated

February 1, 1979 as to Monongahela, delivered by the

Companies to the trustee creating a mortgage and security

interest in the Facilities and certain other property

(subject to the lien securing each Company's first mortgage

bonds).  Payment on the Notes will be made to the Trustee

under the Third Supplemental Indentures to be entered into

between the Companies and the Trustee, described below, and

shall be applied by the Trustee to pay the maturing

principal and redemption price of and interest and other

costs on the Series D Bonds as the same become due.  Each

Company also proposes to pay any trustees' fees or other

expenses incurred by the County Commission.



          It is expected that the County Commission will

engage an underwriter or underwriters to provide financial

advice and underwrite the sale of the Series D Bonds.  Fees,

commissions and expenses of the underwriters and legal

counsel in connection with the proposed transaction will be

filed by amendment.  The Companies have been informed that

the County Commission has legal authority to issue tax

exempt revenue bonds in accordance with the proposed

documents and the


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Companies understand that legal opinions

to that effect will be delivered to appropriate parties at,

or prior to, the closing date.  The Series D Bonds will be

in registered form and initially will be registered in the

name of Cede & Co., as nominee for The Depository Trust

Company, New York, New York.  The Series D Bonds will bear

interest semi-annually at rates to be determined.  The

Series D Bonds will be issued pursuant to supplemental

indentures which will provide for parameters to be

determined.  The supplemental indentures will also provide

that all of the proceeds from the sale of the Series D Bonds by the County Commission must be applied to the cost of the

Facilities, including the cost of refunding the Series A

Bonds.





          The Series D Bonds will be secured by the Notes

and will be supported by various covenants of each Company

contained in the original Pollution Control Financing

Agreement dated as of November 1, 1977, copies of which have previously been filed in File No. 70-6179.



          Applicants desire to consummate the proposed

transactions and refund the Series A Bonds to provide the

lowest cost of permanent financing for non-revenue-producing pollution control equipment which the Companies have been

required to install to meet environmental standards.  The

Companies have been advised that the annual interest rate on tax exempt bonds has been approximately 1% to 3% lower than

the interest rate on taxable obligations of comparable

quality, depending upon the type to be sold by the County

Commission.



Item No. 2.    Fees, Commissions and Expenses

     The following estimated fees and expenses are expected

to be incurred by the Applicants in connection with each

Company's issuance of Notes and refunds of Series A Bonds:


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          Bond Counsel fees and expenses          $60,000
          Commission Counsel fees                   7,500
          Price Waterhouse                         18,000
          Printing expenses                        20,000
          Trustee's fees                      15,000
          Underwriter's Counsel fees and expenses  45,000
          Blue Sky fees                        3,000
          Rating Agency fees                  58,000
          Miscellaneous                        5,000



Item No. 3.    Applicable Statutory Provisions

          The Companies are informed by counsel that the

proposed transactions may be subject to Sections 6(a), 9(a),

10 and 12(c) of the Public Utility Holding Company Act of

1935.





Item No. 4.    Regulatory Approval

               The proposed transactions will be authorized

to the extent required by the Public Service Commission

of West Virginia and the Public Utilities Commission of

Ohio, as to Monongahela's participation in the proposed

transactions; by the Public Utility Commission of

Pennsylvania as to such participation by West Penn; and

by the Public Service Commission of West Virginia, the

State Corporation Commission of Virginia and the Public

Service Commission of Maryland as to Potomac Edison's

participation.  No regulatory agency, other than those

named, and the Securities and Exchange Commission, has

jurisdiction over the proposed transactions.



Item No. 5.  Procedure

          It is requested that the Commission's order

granting this Application or Declaration be issued on or

before October 31, 1997.  There should be no recommended

decision by a hearing or other responsible officer of the

Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date.


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The Applicant consents to the Division of Corporate Regulation's assisting in the preparation of the Commission's decision

and order in this matter, unless the Division opposes the

transactions covered by this Application or Declaration.



Item No. 6.    Exhibits and Financial Statements

          (a)  Exhibits

               D-1       Potomac Edison's Application to the
                         Maryland Public Service Commission
                         (to be filed by amendment).

               D-2 Monongahela's Application to the Ohio Public Utility Commission (to be filed by amendment).

               D-3 West Penn's Application to the Pennsylvania Public Utility Commission (to be filed by amendment).

               D-4       Potomac Edison's Application to the
                         Virginia State Corporation
                         Commission (to be filed by
                         amendment).

               D-5       No-Action Letter of the Public Service
                         Commission of West Virginia
                         regarding Monongahela's and Potomac
                         Edison's Application (to be filed
                         by amendment).

                D-6       Order of the Maryland Public Service Commission
                         (to be filed by amendment).

                D-7       Order of the Ohio Public Utility Commission.

                D-8 Order of the Pennsylvania Public Utility Commission (to be filed by amendment).

                D-9       Order of the Virginia State Corporation
                          Commission (to be filed by amendment).

                F         Opinion of Counsel

                G-1       Monongahela's Financial Data Schedule (actual)

                G-2       Monongahela's Financial Data Schedule (pro forma)

                G-3       Potomac Edison's Financial Data Schedule
                          (actual)

                G-4       Potomac Edison's Financial Data Schedule
                         (pro forma)

                G-5       West Penn's Financial Data Schedule (actual)

                G-6       West Penn's Financial Data Schedule (pro forma)

                G-7       Allegheny Energy, Inc. (actual)

                G-8       Allegheny Energy, Inc. (pro forma)

                H         Form of Notice



          (b)  Financial Statements as of June 30, 1997

               1-A Balance sheets of Monongahela per books and pro forma.

               2-A Balance sheets of Potomac Edison per books and pro forma.

               3-A Balance sheets of West Penn per books and pro forma.

               4-A       Allegheny Energy, Inc. and subsidiaries
                         consolidated balance sheet, per
                         books and pro forma.

               1-B Statements of income and retained earnings of Monongahela per books and pro forma.

               2-B Statements of income and retained earnings of Potomac Edison per books and pro forma.

               3-B Statements of income and retained earnings of West Penn per books and pro forma.

               4-B       Allegheny Energy, Inc. and subsidiaries
                         consolidated statements of income
                         and retained earnings, per books
                         and pro forma.



Item No. 7.    Information as to Environmental Effects

               (a)  For the reasons set forth in

     Item 1 above, the authorization applied for herein does

     not require major federal action significantly

     affecting the quality of the human environment for

     purposes of Section 102(2)(C) of the National

     Environmental Policy Act (42 U.S.C. 4232(2)(C)).

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               (b)  Not applicable.




                         SIGNATURE


     Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned companies have

duly caused this statement to be signed on their behalf by

the undersigned thereunto duly authorized.

                              MONONGAHELA POWER COMPANY


                              By     /s/ Carol G. Russ
                                         Carol G. Russ
                                           Counsel


                              THE POTOMAC EDISON COMPANY


                              By      /s/ Carol G. Russ
                                          Carol G. Russ
                                            Counsel


                              WEST PENN POWER COMPANY


                              By      /s/ Carol G. Russ
                                          Carol G. Russ
                                            Counsel



Dated:  October 1, 1997

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